Exhibit 11.1

	Year Ended December 31,
	1997	1998	1999
Historical:
Net loss	$ (5,427,473)	$ (5,163,150)	$(12,694,389)
Accretion of preferred stock to redemption value	—	—	(6,940,941)

Net loss attributable to common shareholders	(5,427,473)	(5,163,150)	(19,635,330)

Weighted average shares	2,175,194	1,726,373	1,577,881
Weighted average unvested common shares subject to repurchase	(1,047,846)	(209,717)	—

Shares used in computing basic and diluted net loss per share	1,127,348	1,516,656	1,577,881

Basic and diluted net loss per share	$ (4.81)	$ (3.40)	$ (12.44)

Pro Forma:
Net loss			(12,694,389)

Shares used in computing basic and diluted net loss per share			1,577,881
Shares used in computing pro forma basic and diluted net loss per share			8,244,874

Total weighted average shares			9,822,755

Pro forma basic and diluted net loss per share			$ (1.29)